October 20, 2004

By Facsimile and U.S. Mail

John J. Spidi, Esq.
Joan S. Guilfoyle, Esq.
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, DC 20005

	Re:	Wells Financial Corporation
		Schedule TO-I/ 13E-3, Amendment No. 1
		Filed October 13, 2004

Dear Mr. Spidi:

	We have the following comments on the above-referenced filing:

Schedule 13E-3

1. We reissue comment 2. The initial filing lacked much of the disclosure required by Rule 13e-3. In addition, we note that the subsidiary bank, which is an affiliate engaged in the transaction, has not yet filed a Schedule 13E-3 in connection with this transaction. Note that Rule 13e-3(f)(2) and Rule 13e-4(d)(2) require dissemination of "material changes in the information previously disclosed to security holders" promptly in a "manner reasonably calculated to inform security holders of the change." Furthermore, bidders should disseminate material changes in the same manner the original offer was disseminated. See Section II.C. of Exchange Act Release No. 43069 (July 31, 2000). In addition, where the initial disclosure document which was delivered to security holders is materially deficient, then the materials providing the missing information must also be delivered to security holders. See Exchange Act Release No. 24296 (April 3,
1987).

Offer to Purchase

2. We reissue comment 5. We disagree with your analysis that the June 15, 2004 report from your financial advisor is not materially related to this transaction. See In the Matter of Meyers Parking System, Inc., Exchange Act Release No. 26069 (September 12, 1998). Furthermore, each presentation, whether oral or written, must be summarized in the disclosure document as required by Item 1015(b)(6) of Regulation M-A. This includes preliminary reports as well as final reports. Finally, each written report must be filed as an exhibit to the Schedule 13E-3 as required by Item 1016(c) of Regulation M-A. Please revise accordingly.

3. We note the revised disclosure in response to comment 6. Revise the document to specifically identify the projections and other non-public information the company provided to the financial advisor. The current disclosure is unclear. In addition, it is unclear where you have disclosed the company`s business plan as it was provided to the financial advisor.

4. We reissue comment 7. Revise to clarify what consideration the board gave to the fact that the range chosen is below prices at which the shares have traded in the past two quarters.

5. We note your response to comment 8 and reissue the comment. Revise to provide a breakdown that describes what portion of the $400,000 expected cost savings is attributable to savings on each of the costs you describe in your response.

6. We reissue comment 9. Revise to highlight the information requested in the comment. The current disclosure does not adequately inform security holders of the likelihood of proration, and the discussion regarding shareholders` ability to cash out their shares omits this important information.

7. We reissue comment 12. The subsidiary bank provided the funding for the transaction, and therefore it is an affiliate engaged in the Rule 13e-3 transaction. The bank should file a Schedule 13E-3 and provide the disclosure required by that Schedule.

8. We reissue comment 13. Revise to clarify why the board did not consider going concern value in reaching its fairness determination. The fact that the company was not for sale does not explain why the board did not consider this factor in determining the value of the company and the appropriate price to be paid in the transaction. See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981). Also, please clarify how the higher historical market prices of your common stock supports the fairness determination with respect to unaffiliated security holders who will be cashed out in the transaction.

9. We reissue comment 14. Revise the document to specifically provide the two fairness determinations discussed in our comment. The disclosure highlighted in your response discusses the fairness of the price, rather than the transaction, to the unaffiliated security holders being cashed out. As stated in our comment, the board must provide its determination regarding whether the transaction is procedurally and substantively fair to each group of unaffiliated security holders alone. Furthermore, the last portion of the highlighted disclosure addresses all security holders who will remain shareholders of the company, rather than unaffiliated security holders who will remain shareholders of the company. That disclosure also limits the basis of the fairness finding to one particular factor. Please revise the disclosure to clarify. Finally, the disclosure in the beginning of the fairness determination section provides the determination with respect to "[the company`s] stockholders, including unaffiliated stockholders." The determination must speak to each group of unaffiliated security holders alone.

10. Revise the document to disclose the supplemental response to comment 15.

11. We reissue comment 17. Disclose the explanations in your supplemental response and to expand on that disclosure. The current discussion does not adequately address the data used in each analysis, the results of each analysis and does not adequately explain how the data compare to the company`s information and how it supports the fairness determination. For example, in the comparative pricing analysis, the average market capitalization for the fifteen comparable companies is disclosed, but the high and low ends of the range are not disclosed. Disclose the endpoints of the ranges for each analysis where you disclose a mean or median. Revise the pricing analysis to disclose that the "P/TB" ration is the price to tangible book value ratio and discuss how that ratio is calculated and why it is an appropriate measure for comparison. Clarify how the financial advisor determined that the tender offer price range "reflected appropriate premiums in relation to the Company`s recent trading price." For example, against what values did they make this assessment and how did those comparables support this conclusion? The disclosure in the document does not tie in the information as you have done in discussion in paragraph b of your response. For example, the document does not indicate that the premiums determined by the pricing analysis were compared to the premiums in what the financial advisor determined to be comparable transactions, as appears to be the case from your supplemental response.

12. We note your response to comment 18. Revise to clarify how the financial advisor calculated the "recent average trading price" based on the figures disclosed.

13. We reissue comment 19. Revise to further clarify how the financial advisor chose the particular transactions. You cite several criteria that could encompass numerous transactions not included here, and it is unclear how other comparable transactions that fit these criteria were filtered out. Furthermore, please revise to identify all of the comparable transactions analyzed and the dates of those transactions. Further clarify why the financial advisor felt that these comparable transactions were appropriate for comparison to this transaction.

14. We reissue comment 20. If projections the company previously released are no longer valid, then revise the document to explain why they should not be relied upon. The financial advisor may include qualifying language concerning its subjective analyses; however, it is inappropriate for the financial advisor to disclaim responsibility for statements made in the document, and therefore, the statement that "you should not rely on these projections" should be deleted. The financial advisor may warn against undue reliance.

15. Please refer to comment 21. Identify the remaining analyses in which the financial advisor selected the variables used in the analyses and disclose how the financial advisor chose those variables, or provide further details regarding why the criteria should not be described. It is unclear how you have determined that this disclosure relating to the remaining variables is not appropriate.

						*  *  *

Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,


Abby Adams
Special Counsel
Office of Mergers and Acquisitions